                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
- -------------------------------------------------------------------------------

                                    FORM 11-K

                    REPORT FOR THE TWELVE-MONTH PERIOD ENDED
                                DECEMBER 31, 1995

- -------------------------------------------------------------------------------


         For the twelve-month period ended December 31, 1995.
         Commission file number:  1-4188


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         THE RUBBERMAID INCORPORATED
         ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Rubbermaid Incorporated
         1147 Akron Road
         Wooster, Ohio  44691-6000

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              RUBBERMAID INCORPORATED
                                              ASSOCIATES' PROFIT SHARING
                                              RETIREMENT PLAN


Dated: 6/25/96                                /s/ Lillian R. Connor
     ------------                             ----------------------------

                                                                Exhibit 23


                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------


The Board of Directors
Rubbermaid Incorporated:

We consent to incorporation by reference in the registration statement (No. 33-61817) on Form S-8 of Rubbermaid Incorporated of our report dated June 14, 1996, relating to the statements of assets available for benefits of Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for the years ended December 31, 1995 and 1994, which report appears in the December 31, 1995 annual report on Form 11-K of Rubbermaid Incorporated.


KPMG Peat Marwick LLP






Cleveland, Ohio
June 25, 1996

RUBBERMAID INCORPORATED
ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

Financial Statements

December 31, 1995 and 1994


(With Independent Auditors' Report Thereon)

                             RUBBERMAID INCORPORATED
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                                Table of Contents
                                -----------------




Independent Auditors' Report

Statements of Assets Available for Benefits
    December 31, 1995 and 1994

Statements of Changes in Assets Available for Benefits
    Years ended December 31, 1995 and 1994

Notes to Financial Statements

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Plan Administrator of
Rubbermaid Incorporated
   Associates' Profit Sharing Retirement Plan:

We have audited the accompanying statements of assets available for benefits of the Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan (Plan) as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in assets available for benefits for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP




Cleveland, Ohio
June 14, 1996

                             RUBBERMAID INCORPORATED
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                   Statements of Assets Available for Benefits

                           December 31, 1995 and 1994



                                                           1995           1994
                                                           ----           ----

Assets
   Plan interest in investments of the Profit Sharing
     Retirement Trust for Rubbermaid Incorporated
     and Related Companies (notes 2 and 6)              $257,857,921   269,507,461

   Employer contribution receivable                        4,977,879     9,680,279
   Participant receivable                                  1,751,238          --
                                                        ------------   -----------
Assets available for benefits                           $264,587,038   279,187,740
                                                        ============   ===========


See accompanying notes to financial statements.

                             RUBBERMAID INCORPORATED
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


             Statements of Changes in Assets Available for Benefits

                     Years ended December 31, 1995 and 1994



                                                                 1995            1994
                                                                 ----            ----
Additions
   Plan interest in investment income from the
     Profit Sharing Retirement Trust for Rubbermaid
     Incorporated and Related Companies (notes 2 and 6)    $  20,115,530      14,941,809

   Employer contributions (note 1)                             4,742,209       9,944,698
   Participant contributions                                   5,261,255            --
                                                           -------------    ------------
                  Total contributions                         10,003,464       9,944,698
   Other receipts                                                198,612            --
                                                           -------------    ------------
                  Total additions                             30,317,606      24,886,507

Deductions
   Benefits paid to participants                             (16,996,216)    (11,134,735)
   Other disbursements                                             1,878            --
   Administrative expenses                                      (371,121)       (340,802)
                                                           -------------    ------------
                  Total deductions                           (17,365,459)    (11,475,537)
                                                           -------------    ------------
                  Net increase prior to plan transfers        12,952,147      13,410,970

Transfers
   Transfers from other Rubbermaid Incorporated plans
   (notes 1 and 5)                                            99,869,555       2,663,775
   Transfers to Rubbermaid Collectively Bargained
     Associates' Profit Sharing Retirement Plan (note 5)    (127,422,404)           --
                                                           -------------    ------------
                  Total transfers                            (27,552,849)      2,663,775
                                                           -------------    ------------
                  Net increase (decrease)                    (14,600,702)     16,074,745

Assets available for benefits
   Beginning of year                                         279,187,740     263,112,995
                                                           -------------    ------------
   End of year                                             $ 264,587,038     279,187,740
                                                           =============    ============

See accompanying notes to financial statements.

                             RUBBERMAID INCORPORATED
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                          Notes to Financial Statements

                                December 31, 1995



(1)    Description of the Plan
       -----------------------

       The following brief description of the Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       (a)    General
              -------

              The Plan is a defined contribution profit sharing plan with a 401(k) feature covering salaried associates, as defined by the plan, of Rubbermaid Incorporated and Affiliated Companies (Company). Participation in the Plan begins on January 1 coincident with or following an associate's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Employer Contributions
              ----------------------

              Prior to January 1, 1995, the Company contributed to the Plan the lesser of 25 percent of the Company's net profit as defined in the Plan document, or 15 percent of the aggregate eligible compensation of the participants. Participants receive 25 percent of their share of the Company's contribution in cash unless an election is made to deposit such amounts into their Plan account. Voluntary contributions by participants to the Plan were suspended effective January 1, 1987.

              For Plan years beginning on or after January 1, 1995, as defined in the Plan agreement, depending upon the location the participant is employed, the participant will receive Company contributions equal to either the 5 Percent or the 7 Percent Contribution Formula. The major provisions of each plan is described below:

                  5 PERCENT CONTRIBUTION FORMULA - The Company contributes to the Plan a minimum of 3 percent of the aggregate eligible compensation of the participants. The Company will contribute an additional amount (not to exceed 2.5 percent) of the aggregate eligible compensation of the participants, which varies with the level of Return on Net Assets which is achieved for the Plan year. Also effective January 1, 1995, a 401(k) salary deferral feature was added to the Plan allowing participants to make pretax deferrals (to a maximum of 10 percent) of base salary or wages, and bonus compensation paid through the Improvement Sharing Plan. For the associates earning above the Social Security Wage Base, an additional amount will be contributed equal to double the amount contributed on their aggregate earnings below the Social Security Wage Base.

                                                                     (Continued)

                             RUBBERMAID INCORPORATED
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                          Notes to Financial Statements


                  7 PERCENT CONTRIBUTION FORMULA - The Company contributes to the Plan a minimum of 3 percent of the aggregate eligible compensation of the participants, plus an additional amount (not to exceed 4.7 percent) of the aggregate eligible compensation of the participants, which varies with the level of Return on Net Assets which is achieved for the Plan year. Also effective January 1, 1995, a 401(k) salary deferral feature was added to the Plan allowing participants to make pretax deferrals (to a maximum of 10 percent) of base salary or wages, and bonus compensation paid through the Improvement Sharing Plan. Pursuant to an amendment adopted during 1991, the Company's contribution for Highly Compensated participants (as defined by the Plan document) is calculated as an amount equal to an additional 5 percent of eligible compensation paid during the year plus 5 percent of the participant's eligible compensation exceeding the Social Security Wage Base for the Plan year.

       (c)    Participant Accounts
              --------------------

              Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investment funds. Each participant's account is credited with the participant's contribution, if any, (for amounts contributed prior to January 1, 1987 and subsequent to December 31, 1994) and an allocation of the Company's contribution and Plan earnings. Allocations are based upon participant earnings and service, and/or account balances as defined. Prior to the allocation of the salaried 7 Percent Contribution Formula participants' share of the contribution, premiums for the Company's Group Salary Continuance Insurance Program are deducted.

       (d)    Vesting
              -------

              Participants are immediately vested in the portion of their accounts attributable to associate voluntary contributions plus actual earnings thereon and 401(k) contributions and earnings. Vesting in the remainder of their accounts is based upon years of service. A participant becomes fully vested after completing seven years of credited service. Upon death, disability retirement, or attainment of age 65, participants become fully vested.

       (e)    Investments
              -----------

              All investments are participant directed and the participants may elect to invest the employer contribution allocated to their account in the Plan in one or more of the four investment funds held by the Plan. Currently, the investment funds are: (a) the Equity Index Fund, comprised primarily of common stocks or securities convertible into common stocks; (b) the Fixed Income Fund, comprised primarily of government debt securities and investment grade corporate debt securities the income or return from which is fixed; (c) the Stable Value Fund, comprised primarily of guaranteed principal and interest contracts with major financial institutions and insurance companies; and (d) Stock Fund, comprised primarily of the common stock of Rubbermaid Incorporated.



                                                                     (Continued)

                             RUBBERMAID INCORPORATED
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                          Notes to Financial Statements

              For investment purposes only, the investments held in the separate funds of the Plan are commingled with those of certain other Rubbermaid Incorporated retirement plans having similar investment programs. Collectively, such funds comprise the Profit Sharing Retirement Trust for Rubbermaid Incorporated and Related Companies, a bank-administered master trust fund. Allocation of the master trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

       (f)    Transfers
              ---------

              The Plan investments are commingled with certain other Rubbermaid plans in a master trust. Prior to 1994, multiple participant accounts were maintained for participants who transferred to a Rubbermaid location covered under other Rubbermaid profit sharing plans participating in the same master trust plan. During 1994, the multiple accounts were combined for each participant resulting in transfers to and from other Rubbermaid profit sharing plans.

       (g)    Payment of Benefits
              -------------------

              A participant is eligible to receive a distribution upon normal retirement at age 65, late retirement, total permanent disability, or death, either in a lump-sum cash payment equal to the value of his or her account, or periodic payments in such amounts as elected by the participant (subject to provisions of the Plan). Upon resignation or discharge, the amount to be paid shall not exceed the participant's vested interest.

       (h)    Participant Loans
              -----------------

              Effective January 1, 1995, loans of up to 50 percent of the vested portion of the Participant's individual account may be obtained for qualified participants. The maximum loan permissible is the lesser of $50,000 or one-half of the participant's vested balance. For record-keeping purposes, the outstanding principal balance of participant loans are maintained in a separate account.

       (i)    Forfeited Accounts
              ------------------

              Employer contributions were reduced by forfeited nonvested accounts totaling approximately $3,618,000 in 1995 and $75,000 in 1994.

(2)    Significant Accounting Policies
       -------------------------------

       (a)    Basis of Presentation
              ---------------------

              The accompanying financial statements have been prepared on the accrual basis of accounting.



                                                                     (Continued)

                             RUBBERMAID INCORPORATED
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                          Notes to Financial Statements


       (b)    Investment Valuation and Income Recognition
              -------------------------------------------

              The Plan's investments are stated at fair value except for the guaranteed principal and interest contracts included in the Stable Value Fund which are stated at contract value plus interest reinvested. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

       (c)    Payment of Benefits
              -------------------

              Benefits are recorded when paid.

       (d)    Administrative Expenses
              -----------------------

              All normal cost and expense of administering the Plan and Trust are paid by the Plan. Any cost resulting from a participant making a directed investment, or obtaining a loan may be borne by such participant or charged to the participant's individual account.

       (e)    Use of Estimates
              ----------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities at the date of the financial statements and the reported amounts of receipts and disbursements during the reporting period. Actual results could differ from those estimates.

       (f)    Reclassifications
              -----------------

              Certain amounts in the 1994 financial statements have been reclassified to conform to the 1995 presentation.

(3)    Plan Termination
       ----------------

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement.

(4)    Tax Status
       ----------

       The Plan obtained its latest determination letter in December 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. A new application will be submitted with the Internal Revenue Service in September 1996. The plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with


                                                                     (Continued)

                             RUBBERMAID INCORPORATED
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                          Notes to Financial Statements


       the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(5)    Plan Merger
       -----------

       As of March 31, 1995, and effective April 1, 1995, the Company merged the assets and liabilities of the Rubbermaid Incorporated Profit Sharing Plan and the Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan into the Plan. A spin-off of the new Plan also occurred on March 31, 1995, creating the Rubbermaid Incorporated Collectively Bargained Profit Sharing Retirement Plan. This plan covers the collectively bargained associates.

(6)    Master Trust Financial Information
       ----------------------------------

       The assets of the Plan are invested in a master trust in which the assets of the Plan are combined with the assets of another affiliated company plan for investment purposes.

       The Master Trust Fund assets at December 31, 1995 and 1994 are as follows:

                                                 1995                 1994
                                         ---------------------   ------------------
                                            Market  Percentage    Market Percentage
                                             Value   Interest     Value   Interest
                                             -----   --------     -----   --------
Equity Fund                              $ 60,463,367   62%   $ 44,440,896   81%
Fixed Income Fund                          12,730,483   75       9,799,829   75
Stable Value Fund                         307,186,961   65     291,504,586   74
Stock Fund                                  6,975,972   65       9,066,298   80
Loan Fund                                   9,185,087   79       4,406,468   75
                                         ------------         ------------
         Total investments held by the
           Master Trust Fund             $396,541,870   65%   $359,218,077   75%
                                         ============         ============

       The Plan has investment contracts with Primco Capital Management (Primco). Primco maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments and charged for Plan withdrawals and administration expenses charged by Primco. The contract is included in the financial statements at contract value, which approximates fair values. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals and administrative expenses. The average yield and credited interest rate was 6.77 percent and 7.39 percent as of December 31, 1995 and 1994, respectively.


                                                                     (Continued)

                             RUBBERMAID INCORPORATED
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                          Notes to Financial Statements



A summary of master trust investment activity is as follows:

                                                    Fixed          Stable
                                    Equity          Income          Value         Loan           Stock
                                     Fund           Fund            Fund           Fund           Fund        Totals
                                     ----           ----            ----           ----           ----        ------
Balance at December 31, 1993      $ 45,666,257      9,016,044     277,927,928     4,406,833          --       337,017,062

Employer contributions               3,420,511      1,265,598      12,474,438          --           6,832      17,167,379
Net depreciation in fair value      (1,437,577)    (1,181,785)           --            --        (605,498)     (3,224,860)
Dividends                            1,243,761        353,735            --            --         144,020       1,741,516
Interest                                21,781        404,165      20,839,140       602,629         6,644      21,874,359
Benefit payments                    (1,562,145)      (443,513)    (12,261,228)     (172,193)     (226,568)    (14,665,647)
Transfers                           (3,016,199)       372,562      (7,133,301)         (865)    9,777,803            --
Other                                  104,507         13,023        (342,391)     (429,936)      (36,935)       (691,732)
                                  ------------    -----------    ------------    ----------    ----------    ------------

Balance at December 31, 1994        44,440,896      9,799,829     291,504,586     4,406,468     9,066,298     359,218,077

Employer contributions               3,460,500      1,499,364      12,017,685          --          65,509      17,043,058
Participant contributions            1,134,258        406,586       2,948,499          --          66,013       4,555,356
Net appreciation (depreciation)
      in fair value                 16,877,310        837,182      13,850,807          --      (1,704,252)     29,861,047
Dividends                              385,125      1,157,486            --            --         147,492       1,690,103
Interest                               266,228          6,387       7,155,450       448,733         6,651       7,883,449
Loan repayments                        517,713        105,761       2,020,885    (2,648,772)        4,413            --
Benefit payments                    (3,154,863)      (705,710)    (19,225,676)      326,384      (450,083)    (23,209,948)
Loan disbursements                  (1,330,363)      (226,553)     (5,452,864)    7,213,380      (203,600)           --
Interfund                              891,430        (90,191)     (1,405,559)         --         604,320            --
Transfers                               84,846         (6,802)        817,084      (881,750)      (13,378)           --
Other                               (3,109,713)       (52,856)      2,956,064       320,644      (613,411)       (499,272)
                                  ------------    -----------    ------------    ----------    ----------    ------------

Balance at December 31, 1995      $ 60,463,367     12,730,483     307,186,961     9,185,087     6,975,972     396,541,870
                                  ============    ===========    ============    ==========    ==========    ============